[redacted]

12011672

* AB 2/29

AB 3/16

SEC
Mail Processing
Section
FEB 27 2012
Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXCESSNET, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 PARTRIDGE LANE
(No. and Street)

CONCORD (City) MA (State) 01742 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHAVIT 781-674-1010 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET (Address) WORCESTER (City) MA (State) 01608 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/21/12

OATH OR AFFIRMATION

I, EYAL SHAVIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXCESSNET, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE BRAZEAU
Notary Public, Commonwealth of Massachusetts
My Commission Expires Nov. 18, 2016

Signature

MANAGING MEMBER

Title

2/16/2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

AXCESSNET, LLC

TABLE OF CONTENTS

DECEMBER 31, 2011 AND 2010

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
AxcessNet, LLC
Concord, Massachusetts

We have audited the accompanying statements of financial condition of AxcessNet, LLC (a limited liability company) as of December 31, 2011 and 2010, and the related statements of operations and changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AxcessNet, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the schedules on pages 9 and 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 21, 2012

AXCESSNET, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2011	2010
Cash	$ 25,867	$ 16,506

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued liabilities	$ 11,250	$ 8,561
Members' equity	14,617	7,945
Total liabilities and members' equity	$ 25,867	$ 16,506

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2011	2010
Revenues:		
Success fees	$ 952,500	$ 42,000
Investment advisory fees	37,500	75,000
Interest income	4	12
Total revenues	990,004	117,012
Expenses:		
Administrative fees	310,000	180,000
Research and marketing	-	35,000
Professional fees	14,522	9,519
Computer and office expenses	3,100	1,680
Regulatory fees	3,960	1,950
Travel and selling	-	283
Insurance	364	364
Miscellaneous	500	567
Total expenses	332,446	229,363
Net income (loss)	657,558	(112,351)
Members' equity - beginning	7,945	70,296
Members' contributions	49,114	50,000
Members' distributions	(700,000)	-
Members' equity - ending	$ 14,617	$ 7,945

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2011	2010
Operating activities:		
Net income (loss)	$ 657,558	$ (112,351)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Prepaid administrative fees	-	60,000
Accounts payable and accrued liabilities	2,689	(439)
Net cash provided by (used in) operating activities	660,247	(52,790)
Financing activities:		
Members' contributions	49,114	50,000
Members' distributions	(700,000)	-
Net cash provided by (used in) financing activities	(650,886)	50,000
Net increase (decrease) in cash	9,361	(2,790)
Cash - beginning	16,506	19,296
Cash - ending	$ 25,867	$ 16,506

The accompanying notes are an integral part of the financial statements

(1) NATURE OF BUSINESS AND ORGANIZATION

Nature of Business:

AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides strategic consulting and advisory services to its clients and facilitates in procuring introductions and relationships for private placements of securities, business combinations, mergers or acquisitions, and other financing transactions. The Company's clients include domestic and foreign companies, with a concentration in Israeli companies in the information technology industry.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC operating agreement limit the members' liability for losses, debts and obligations to their equity contributions. The members may be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Accounts Receivable and Revenue Recognition:

Success fees are recognized upon the successful completion of private placements of securities, mergers, acquisitions or other financing transactions. Investment advisory, other fees and interest income are recognized when earned and collectability is reasonably assured.

Accounts receivable are recorded at cost less an allowance for doubtful accounts, if necessary. Management evaluates the collectability of accounts receivable based on the current credit conditions of its clients. There were no receivables at December 31, 2011 and 2010.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net earnings (losses) on their individual income tax returns. Therefore, no provision for income taxes is reflected in these financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal and State Income Taxes (continued):
The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. There are no tax returns currently under examination by tax authorities. However, the tax years ended after 2007 remain open for examination by taxing authorities. These examinations would include reviews of tax filing positions and consideration of the timing and amounts of revenue and deductions reported.

The Company evaluates any uncertain tax positions to assess whether the tax positions are "more likely than not" to be sustained upon examination by tax authorities or whether they may result in an excess benefit. A liability would be recognized for any entity level tax on an excess benefit claimed, or expected to be claimed, along with related interest and penalties. Management believes there are no such excess benefits as of December 31, 2011.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) BUSINESS RELATIONSHIPS AND REVENUES

Business development and strategic consulting agreements define the terms under which success and advisory fees may be earned. Revenues earned under the terms of these agreements were from two customers in both 2011 and 2010. Revenues from one of these customers represented 98% and 64% of total revenues in 2011 and 2010, respectively, and the remaining 2% and 36% was from a different unrelated customer in each of 2011and 2010, respectively.

(4) RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with AxcessNet Ltd. (LTD) that provides the Company with telecommunications, information technology, executive and other administrative services for a monthly fee, adjusted periodically for increases or decreases in services and expenses. LTD is a corporation effectively owned by the Company's members and whose operations are similar to those of the Company. Administrative fees charged to expense in 2011 and 2010 totaled $310,000 and $180,000, respectively. In addition, the Company paid $35,000 to this related party for research and marketing services in 2010.

(4) RELATED PARTY TRANSACTIONS (Continued)

The Company has determined, based on a qualitative consideration of its business relationship with and the role of its members in LTD, that it has a variable interest in LTD. LTD is considered a variable interest entity as it has common ownership, requires the financial support of its related parties and it provides the administrative services described above to the Company. The amount charged to the Company may vary from year to year (variability) and is not necessarily representative of an arm's length transaction at market rates. Therefore, the Company may have an obligation to absorb losses or receive benefits that may be significant to LTD in any given year. However, the Company has determined that it is not the primary beneficiary of LTD. The owners of LTD maintain the power to direct the activities that most significantly impact LTD's economic performance in addition to having an obligation to absorb losses and the right to receive returns of LTD. Accordingly, the Company is not required to include the assets, liabilities, noncontrolling interest, and results of operations of LTD in its financial statements.

The Company has no investment in or receivables from LTD and, therefore, has no exposure to loss as a result of its involvement with LTD at December 31, 2011 and 2010.

The results of LTD's operations and certain information regarding its financial position are as follows:

	2011	2010
Total assets	$ 280,000	$ 278,000
Shareholder's equity (deficiency)	$ (69,000)	$ (198,000)
Net income (loss) from operations	$ 129,000	$ (148,000)

(5) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the Securities and Exchange Commission (SEC). This rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2011	2010
Aggregate indebtedness	$ 11,250	$ 8,561
Net capital	$ 14,617	$ 7,945
Ratio of aggregate indebtedness to net capital	0.770 to 1	1.078 to 1

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 21, 2012, the date these financial statements were available to be issued.

AXCESSNET, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital:	
Total members' equity	$ 14,617
Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 11,250
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital using 120% of minimum net capital requirement	$ 8,617
Ratio: Aggregate indebtedness to net capital	0.770 to 1
Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2011):	
Net capital, as reported in Company's Part II A (unaudited) FOCUS report	$ 19,753
Audit adjustment to correct capital contributions	114
Audit adjustment to accrue additional other expense	(5,250)
Net capital per the preceding	$ 14,617

See independent auditors' report

AXCESSNET, LLC
SUPPLEMENTAL SCHEDULE UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities

The Company is exempt from the SEC Rule 15c3-3 Customer Protection - Reserves and Custody of Securities pursuant to paragraph (k)(2)(ii). Therefore, the supplemental schedules of "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3" have not been included in the financial statement disclosures.

See independent auditors' report